20009416

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | August 31, 2020 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-69422 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coinshares Capital LLC

SEC Mail Processing Section FEB 28 2020 Washington DC 416

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Fifth Avenue Suite 605
(No. and Street)

| New York | New York | 10003 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven L. Thornton (626) 356-0200
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Horowitz & Ullmann, P.C.
(Name – *if individual, state last, first, middle name*)

| 232 Madison Ave #1200 | New York | New York | 10016 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Steven L. Thornton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coinshares Capital LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Attached California Compliant Acknowledgment/Jurat

Signature

Finop

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of LOS ANGELES

Subscribed and sworn to (or affirmed) before me on this 27th day of February, 20~~19~~ 20 by Steven L. Thornton,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature (Seal)

C. PARRA
COMM # 2304215
Notary Public - California
LOS ANGELES COUNTY
My Comm. Expires OCT 1, 2023

## OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Annual Audited Report form X-17 A-5
(Title or description of attached document)

Part III Oath or Affirmation
(Title or description of attached document continued)

Number of Pages 2 Document Date 02/27/2020

Additional information

## INSTRUCTIONS

*The wording of all Jurats completed in California after January 1, 2015 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one with does contain the proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.*

- State and county information must be the state and county where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of the document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
  - ❖ Additional information is not required but could help to ensure this jurat is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document with a staple.

# HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

232 Madison Avenue, Suite 1200
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
CoinShares Capital LLC

*Opinion on the Financial Statements*

We have audited the accompanying statement of financial condition of CoinShares Capital LLC ("the Company") as of December 31, 2019, the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

*Basis for Opinion*

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

*Auditor's Report on Supplemental Information*

The information in Schedules number "1" through "3" has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedules number "1" through "3" is fairly stated, in all material respects, in relation to the financial statements as a whole.

2019 is the first year we served as the Company's auditor.

Horowitz Ullmann, P.C.

New York, NY
February 26, 2020

**COINSHARES CAPITAL LLC**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2019**

**ASSETS**

| | |
|---|---|
| **CURRENT ASSETS** | |
| Cash | $ 69,738 |
| Prepaid expenses and other assets | 2,517 |
| **TOTAL ASSETS** | $ 72,255 |

**LIABILITIES AND MEMBER'S EQUITY**

| | |
|---|---|
| **CURRENT LIABILITIES** | |
| Accounts payable and accrued expenses | $ 625 |
| **MEMBER'S EQUITY** | 71,630 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $ 72,255 |

See independent auditor's report and accompanying notes to financial statements.

**COINSHARES CAPITAL LLC**
**STATEMENT OF INCOME**
**FOR THE YEAR ENDED DECEMBER 31, 2019**

| | |
|---|---|
| **EXPENSES** | |
| Professional fees | $ 51,833 |
| Rent expense | 9,271 |
| Regulatory fees & expenses | 3,583 |
| Office expenses | 5,629 |
| Advertising and promotion | 3,024 |
| Insurance | 2,118 |
| Amortization expense | 9,356 |
| Dues & subscriptions | 4,663 |
| Other expense | 1,530 |
| Total expenses | (91,007) |
| **NET LOSS FOR THE YEAR** | $ (91,007) |

See independent auditor's report and accompanying notes to financial statements.

**COINSHARES CAPITAL LLC**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2019**

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Net loss | $ (91,007) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Amortization | 9,356 |
| Changes in assets and liabilities: | |
| Decrease in assets: | |
| Receivable from affiliates | 15,590 |
| Prepaid expenses and other assets | 12,376 |
| Decrease in liabilities: | |
| Payable to affiliate | (15,000) |
| Accounts payable and accrued expenses | (27,165) |
| Total adjustments | (4,843) |
| Net cash used in operating activities | (95,850) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | |
| Contributions from member | 112,945 |
| Distributions to member | (5,866) |
| Net cash provided by financing activities | 107,079 |
| **NET INCREASE IN CASH** | 11,229 |
| **CASH** - beginning of year | 58,509 |
| **CASH** - end of year | $ 69,738 |

See independent auditor's report and accompanying notes to financial statements.

**COINSHARES CAPITAL LLC**
**STATEMENT OF CHANGES IN MEMBER'S EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2019**

| | |
|---|---|
| **MEMBER'S EQUITY** - beginning of year | $ 55,558 |
| **NET LOSS** | (91,007) |
| **CONTRIBUTIONS FROM MEMBER** | 112,945 |
| **DISTRIBUTIONS TO MEMBER** | (5,866) |
| **MEMBER'S EQUITY** - end of year | $ 71,630 |

See independent auditor's report and accompanying notes to financial statements.

## 1. ORGANIZATION AND NATURE OF BUSINESS

CoinShares Capital LLC, (formerly known as "Group Capital LLC"), a single member limited liability company (the "Company"), was organized on January 15, 2014 under the laws of the State of Delaware. It is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company's business was previously limited to private placements. During 2019, all of its shares were purchased by a new owner. It is now planning to continue to operate in private placements exclusively. The Company did not generate any revenue in 2019 and has not commenced its planned principle activities, and is therefore considered to be a development stage company.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition:
The Company recognizes revenue in accordance with ASC Topic 606, "Revenue from Contracts with Customers". The core principal of the standard is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those goods and services. However, as explained in Note 1, the Company has not yet recognized any revenue.

Depreciation and Amortization:
The Company determined during the year that an intangible asset had no value. The Company recorded amortization expense of $ 9,356 to fully amortize this asset in 2019.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Advertising:
The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense incurred amounts to $3,024 for the year ended December 31, 2019.

Subsequent events:
Management has evaluated subsequent events through February 26, 2020, which is the date the financial statements were available to be issued.

## 3. INCOME TAXES

Members of a limited liability company are taxed on their proportionate share of the company's taxable income. Therefore, no provision or liability for federal or state income taxes is included in the financial statements. However, beginning in 2019, the Company is subject to New York City Unincorporated Business Taxes.

There is no tax provision for the year ended December 31, 2019 as the Company has not recognized any income.

The Company follows ASC 740, "Income Taxes", which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company recognized a deferred tax asset as a result of its New York City net operating loss. The Company's deferred tax asset is offset by 100% of the valuation allowance. Management will assess the valuation allowance annually.

## 4. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, of $5,000 or one-fifteenth of aggregate indebtedness as defined, if larger. Net capital and aggregate indebtedness fluctuate from day to day but, at December 31, 2019, the Company's net capital exceeds such capital requirements by $ 64,113 and the ratio of aggregate indebtedness of $625 to its net capital of $69,113 is .0090 to 1.

## 5. OPERATING LEASE OBLIGATION

The Company conducts its operations from an office that is leased from the member on a month-to-month basis. Rent expense for the year is $9,271.

## 6. RELATED PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement with its member. Pursuant to the agreement, the member pays certain operating expenses on behalf of the Company, which are reimbursed by the Company to the member. During the period ended December 31, 2019, the total expenses paid by the member and allocated to the Company amounted to $11,503.

## 7. GOING CONCERN

The Company has not begun principal operations, as is common with a development stage company. The Company has had losses during its development stage. The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenue sufficient to cover its operating costs and to allow it to continue as a going concern. In the interim, the member of the Company has committed to provide additional capital to meet its operating expenses until it begins to generate enough revenue to cover its costs.

Schedule "1"

**COINSHARES CAPITAL LLC**
**COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1**
**DECEMBER 31, 2019**

| | |
|---|---|
| **MEMBER'S EQUITY, PER STATEMENT OF FINANCIAL CONDITION** | $ 71,630 |
| Less: Nonallowable assets: | |
| Prepaid expenses | 2,517 |
| **NET CAPITAL** | 69,113 |
| Less: Minimum net capital required to be maintained ($5,000 or 6 2/3% of aggregate indebtedness, whichever is greater) | 5,000 |
| **EXCESS NET CAPITAL** | $ 64,113 |
| | |
| **AGGREGATE INDEBTEDNESS** | |
| Accrued expenses | $ 625 |
| **6 2/3% OF AGGREGATE INDEBTEDNESS** | $ 42 |
| **RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL** | .0090 to 1 |

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by CoinShares Capital LLC with the unaudited Form X-17A-5 Part II Filing as of December 31, 2019.

Schedule "2"

**COINSHARES CAPITAL LLC**
**COMPUTATION FOR DETERMINATION OF**
**RESERVE REQUIREMENTS UNDER RULE 15c3-3**
**DECEMBER 31, 2019**

The Company was exempt from the provisions of Rule 15c3-3 (k)(2)(i) under the Securities and Exchange Act of 1934 for the year ended December 31, 2019.

See independent auditor's report and accompanying notes to financial statements.

# COINSHARES CAPITAL LLC
## INFORMATION RELATING TO THE
## POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
## DECEMBER 31, 2019

The Company was exempt from the provisions of Rule 15c3-3(k)(2)(i) under the Securities and Exchange Act of 1934 for the year ended December 31, 2019.

See independent auditor's report and accompanying notes to financial statements.

**HOROWITZ & ULLMANN, P.C.**
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

232 Madison Avenue, Suite 1200
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR EXEMPTION REPORT UNDER RULE 15C3-3

To the Member of
CoinShares Capital LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) CoinShares Capital LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which CoinShares Capital LLC claimed an exemption from 17 C.F.R.§240.15c3-3:(k)(2)(i) (the "exemption provision") and (2) the Company stated that CoinShares Capital LLC met the identified exemption provisions throughout the most recent fiscal year without exception. CoinShares Capital LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Horowitz & Ullmann, P.C.

New York, NY
February 26, 2020

# COINSHARES CAPITAL LLC
## EXEMPTION REPORT PURSUANT TO RULE 15C3-3
## YEAR ENDED DECEMBER 31, 2019

CoinShares Capital LLC, (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2019 without exception.

**CoinShares Capital LLC**

I, Steven L. Thornton, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

**By:** ______________________

Title: Financial Operations Principal

February 26, 2020

# COINSHARES CAPITAL LLC

## FINANCIAL STATEMENTS

## DECEMBER 31, 2019

## COINSHARES CAPITAL LLC

### TABLE OF CONTENTS